UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 26, 2026

Commission File Number: 001-42263

iTonic Holdings Ltd

Room 306, NET Building

Hong Jun Ying South Road, Chaoyang District

Beijing, China

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Resignation of Yun Fai Wong as independent director

On January 22, 2026, Mr. Yun Fai Wong tendered to iTonic Holdings Ltd (the “Company”) his resignation as an independent director of the Company, effectively immediately.

Mr. Wong’s resignation was due to personal reasons, and not as a result of any disagreement between Mr. Wong and the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Bin Wu as independent director

Concurrently with the resignation of Mr. Wong, the board of directors of the Company appointed Mr. Bin Wu to succeed Mr. Wong as a new independent director of the Company on January 22, 2026. Mr. Wu was also appointed to succeed Mr. Wong as a member of the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee of the Company and will replace Mr. Yun Fai Wong as the chair of the Corporate Governance and Nominating Committee. Mr. Bin Wu will become the new chair of the Corporate Governance and Nominating Committee. Mr. Wu graduated from Wuhan University in July 1987 and obtained a Master of Business Administration from Duke University.

The Company believes that Mr. Bin Wu qualifies as an independent director of the Company in accordance with Nasdaq Listing Rules and regulations of the Securities and Exchange Commission.

In connection with Mr. Wu’s appointment, the Company has entered into a director agreement and an indemnification agreement with Mr. Wu.

Exhibits

Exhibit No.	Description
4.1	Form of Director Agreement, entered by and between Mr. Wu and the Company.
4.2	Form of Indemnification Agreement, entered by and between Mr. Wu and the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iTonic Holdings Ltd

Date: January 26, 2026	By:	/s/ Jianfei Zhang
	Name:	Jianfei Zhang
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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